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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington , D.C. 20549

                                  FORM 12b-25
                          NOTIFICATION OF LATE FILING

Check One:[X] Form 10-K  Form 20-F  Form 11-K Form 10-Q Form N-SAR

          For Period Ended: September 30, 2000
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                  Transition Report on Form 10-K
                  Transition Report on Form 20-F
                  Transition Report on Form 11-K
                  Transition Report on Form 10-Q
                  Transition Report on Form N-SAR

          For the Transition Period Ended:
                                           -------------------------------------

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART 1 - REGISTRANT INFORMATION

Capitol Communities Corporation
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Full Name of Registrant


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Former Name if Applicable

25550 Hawthorne Boulevard
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Address of Principal Executive Office (Street and Number)

Torrance, CA 90505
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City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed
[X] due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     On July 21, 2000, Capitol Communities Corporation's (the "Company") wholly-owned subsidiary, Capitol Development of Arkansas, Inc. (the "Operating Subsidiary"), filed for Chapter 11 with the United States Bankruptcy Court, Eastern District of Arkansas. The Company has just completed filing a Reorganization Plan with the Bankruptcy Court making it an unreasonable burden and expense to prepare its Annual Report on Form 10-KSB by December 30, 2000. The Company intends to file its Annual Report on Form 10-KSB by no later than January 14, 2001.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

Michael G. Todd                      (310)           375-2266
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    (Name)                        (Area Code)   (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no,
identify report(s).                             [X] Yes           [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period of the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                [X] Yes           [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     During the year ended September 30, 2000, the Company significantly changed the nature of its business activities to the sale of its real property inventory. Due to this change the Company anticipates there will be a significant change in results of operations from the year ended September 30, 1999. The Company expects a loss for the year ended September 30, 2000 of approximately $2,057,546 compared with a loss of $1,022,694 for the year ended September 30, 1999. The difference was primarily due to a decrease in sales revenues for the year ended September 30, 2000.

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                        Capitol Communities Corporation
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                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date December 29, 2000              By /s/ Michael G. Todd
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                                       Michael G. Todd, Chairman, President and
                                       Chief Executive Officer